

Mail Stop 4720

February 6, 2018

Joseph W. Turner, Jr.
Chief Executive Officer, President
Ministry Partners Investment Company, LLC
915 West Imperial Highway, Suite 120
Brea, CA 92821

> **Re:** **Ministry Partners Investment Company, LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed January 30, 2018**
> **File No. 333-221954**

Dear Mr. Turner:

We have limited our review of your amended registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Frequently Asked Questions About the Notes

Are there fees associated with my investment, page 7

1. We note your revised disclosure. However, it is still unclear as to what fees will be assessed and charged against interest earned on the Notes. Please revise to clarify.

Exhibits

2. Exhibit 5.1 still has the reliance issue. Please delete and refile as Exhibit 5.2.

Please contact Jessica Livingston at 202-551-3448 or me at 202-551-3434 with any questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Staff Attorney
Office of Financial Services

cc: Randy K. Sterns, Esq.